Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by DBJ in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 113.24 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on June 7, 2006, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$3,750
Fiscal Agent’s fee, including printing and engraving Bonds	270,443
Printing expenses	38,342
Legal fees and expenses	206,231
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	12,844

Total	$531,610